DILWORTH PAXSON LLP

LAW OFFICES

DIRECT DIAL NUMBER:
(202) 466-9151

Kathleen L. Cerveny
KCERVENY@DILWORTHLAW.COM

November 19, 2005

VIA FEDERAL EXPRESS

Mr. Thomas Kluck
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

> **Re: Community Bankers Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-124240**

Dear Mr. Kluck:

On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the "Company" or "Community Bankers"), we hereby enclose for your convenience three courtesy copies of Amendment No. 5 to the Registration Statement on Form S-1 of Community Bankers as filed with the Commission Friday evening, November 18, 2005. Pursuant to my voicemail to you and my discussion with Michael Karney on Friday, the submission includes revisions to reflect the standard 80% fair market value test in conformity with the prior blank check offerings.

We look forward to hearing from you regarding the filing and to coordinating with you regarding completion of the registration.

Yours very truly,



Kathleen L. Cerveny

Enclosures
cc: Gary A. Simanson
     Phillip J. Kushner, Esq.

1133 CONNECTICUT AVENUE NW • SUITE 620 • WASHINGTON DC 20036
68281_1   (202) 452-0900 • FAX (202) 452-0930 • www.dilworthlaw.com

CHERRY HILL NJ   HARRISBURG PA   NEPTUNE NJ   NEWTOWN SQUARE PA   PHILADELPHIA PA   WILMINGTON DE

CF1-00017976